EXHIBIT 11

                       Computation of Earnings Per Share

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             STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE



                                      Three Months Ended     Twelve Months Ended
                                      September 30, 1996     September 30, 1996
                                      ------------------     -------------------

Net Income...........................      $  125,000            $1,302,000

Primary and Fully Diluted

Average Shares Outstanding Net of
Unallocated ESOP Shares (70,667).....       1,079,715             1,112,697

Per Share Amount.....................      $      .12            $     1.17


      Earnings per share of common stock for the three months and twelve months ended September 30, 1996 have been determined by dividing net income for the periods by the weighted average number of shares of common stock outstanding net of unallocated ESOP shares.